                                                  ------------------------------
                                                           OMB APPROVAL
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                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. ____)(1)


                                 Go Call, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  380-163 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Stuart R. Singer, 1990 S. Bundy Drive, Los Angeles, CA 90025 (310) 820-0083
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380-163-10-5                13D                      Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Ruge
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,886,951

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,886,951

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,886,951
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 380-163-10-5                13D                      Page 3 of 6 Pages


1.       Security and Issuer
         -------------------

         Common Stock
         Go Call, Inc.
         Plaza 138, Unit 5,
         Route 138, KM 30,
         Kahnawake, Quebec, Canada, J0L1B0

2.       Identity and Background
         -----------------------

         MICHAEL RUGE
         ------------

         a.       Michael Ruge

         b.       c/o Go Call, Inc.
                  Plaza 138, Unit 5,
                  Route 138, KM 30,
                  Kahnawake, Quebec, Canada, J0L1B0

         c.       Corporate Executive
                  c/o Go Call, Inc.
                  Plaza 138, Unit 5,
                  Route 138, KM 30,
                  Kahnawake, Quebec, Canada, J0L1B0


         d.       N/A

         e.       N/A

         f.       Canada.

3. and 4.   Sources and Amount of Funds or Other Consideration;
            and Purpose of Transaction
            ---------------------------------------------------

         Michael Ruge ("Reporting Person") acquired a total of 2,446,000 shares of Go Call, Inc. ("Issuer") Common Stock in February, 1998 by exchanging 2,446,000 shares of common stock of Go Phone, Inc., an Ontario corporation, pursuant to a reorganization of Go Phone with Issuer.

         From February, 1998 to November 30, 1999, Reporting Person acquired 440,951 shares of Issuer Common Stock in exchange for the performance of services for Issuer.

5.       Interest in Securities of the Issuer
         ------------------------------------

         Michael Ruge

         a.       2,886,951

         b.       Sole voting and dispositive powers: 2,886,951

         c.       N/A

         d.       N/A

         e.       N/A

6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         See Items 3 and 4.

7.       Material To Be Filed As Exhibits.
         ---------------------------------


         Agreement with Go Phone, Inc., an Ontario corporation.

                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct as of November 29, 1999.


                                                         /s/ Michael Ruge
                                                         -----------------------
                                                         Michael Ruge

                                   Attachment










                                _______________

                                    AGREEMENT


                                      AMONG

                                 GO CALL, INC.,


                          OMNI ADVANTAGE CANADA LIMITED

                                       AND

                                 GO PHONE, INC.


                                _______________







                                February 20, 1998

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

1.       Definitions...................................................      1

2.       Basic Transaction.............................................      5
         (a)      The Amalgamation.....................................      5
         (b)      The Closing..........................................      5
         (c)      Effect of Amalgamation...............................      5

3.       Representations and Warranties of the Parent..................      6
         (a)      Organization of the Parent...........................      6
         (b)      Authorization of Transaction.........................      7
         (c)      Capitalization.......................................      7
         (d)      Subsidiaries.........................................      7
         (e)      Non-Contravention....................................      8
         (f)      Brokers' Fees........................................      8
         (g)      Title to Assets......................................      8
         (h)      Financial Statements.................................      8
         (i)      Events Subsequent to Most Recent
                    Fiscal Year End....................................      8
         (j)      Undisclosed Liabilities..............................     11
         (k)      Related Party Transactions...........................     11
         (l)      Legal Compliance.....................................     11
         (m)      Litigation...........................................     11
         (n)      Tax Matters..........................................     11
         (o)      Real Property........................................     13
         (p)      Intellectual Property................................     13
         (q)      Tangible Assets......................................     13
         (r)      Contracts............................................     13
         (s)      Powers of Attorney...................................     13
         (t)      Employees............................................     13
         (u)      Shareholder Approval.................................     13
         (v)      Corporate Shell......................................     13
         (w)      Disclosure...........................................     13

4.       Representations and Warranties of Go..........................     14
         (a)      Organization of Go...................................     14
         (b)      Authorization of Transaction.........................     14
         (c)      Shareholder Approval.................................     14
         (d)      No Other Representations.............................     14

5.       Representations and Warranties Concerning Newco...............     14

6.       Conditions to Obligation to Close.............................     14
         (a)      Conditions to Obligation of Go.......................     14
         (b)      Conditions to Obligation of the Parent
                    and Newco..........................................     15
         (c)      Change of Officers and Directors of the Parents......     16

7.       Remedies For Breaches of This Agreement.......................     16
         (a)      Survival of Representations and Warranties...........     16
         (b)      Indemnification Provisions for Benefit
                    of Go..............................................     16
         (c)      Indemnification Provisions for Benefit
                    of the Parent......................................     16
         (d)      Matters Involving Third Parties......................     17
         (e)      Determination of Adverse Consequences................     18
         (f)      Other Indemnification Provisions.....................     18
         (g)      Limitation on Indemnification........................     18

8.       Miscellaneous.................................................     19
         (a)      Press Releases and Public Announcements..............     19
         (b)      No Third-Party Beneficiaries.........................     19
         (c)      Expenses.............................................     19
         (d)      Construction.........................................     19
         (e)      Specific Performance.................................     20
         (f)      Severability.........................................     20
         (g)      Counterparts.........................................     20
         (h)      Benefit..............................................     20
         (i)      Notices and Addresses................................     20
         (j)      Attorney's Fees......................................     21
         (k)      Oral Evidence........................................     21
         (l)      Governing Law........................................     21
         (m)      Section or Paragraph Headings........................     22

                                    AGREEMENT


         THIS AGREEMENT (the "Agreement") entered into as of this 20th day of February, 1998, by and among Go Call, Inc. a Delaware corporation (the "Parent"), Go Phone, Inc., an Ontario corporation ("Go") and Omni Advantage Canada Limited, an Ontario corporation ("Newco"). The Parent, Go and Newco are referred to collectively herein as the "Parties."

         WHEREAS, the Parent owns 100% of the outstanding capital stock of Newco;

         WHEREAS, the Parent wishes to amalgamate Newco into Go as provided by Ontario law in exchange for 100% of common stock ("Common Stock") of Go; and

         WHEREAS, this Agreement provides for various rights and responsibilities.

         NOW, THEREFORE, in consideration of the mutual promises made herein, the Parties adopt this plan of merger and agree as follows:

         1.       Definitions.

                  "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, as defined, obligations, Taxes, as defined, liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses.

                  "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934.

                  "Amalgamation" has the meaning set forth in Section 2(a).

                  "Amalgamation Consideration" has the meaning set forth in
         Section 2(c)(iv).

                  "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

                  "Closing" has the meaning set forth in Section 2(b) below.

                  "Closing Date" has the meaning set forth in Section 2(b) below.

                  "Code" means the Internal Revenue Code of 1986, as amended.

                  "Common Stock" means the common stock, $.001 par value, of the Parent.

                  "Effective Time" has the meaning as set forth Section 2(c)(i).

                  "Employee Benefit Plan" means any (a) non-qualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, as defined, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any multi-employer
         Plan), or (d) Employee Welfare Benefit Plan, as defined, or material fringe benefit plan or program.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                  "Family Member" means any spouse, child, parent, father or mother-in-law, brother or sister, brother or sister-in-law, nephew or niece, and any corporation, partnership, joint venture, limited liability company, association, trust, joint stock company, unincorporated organization, or entity in which such a Person has any ownership interest in (excluding any public company in which a Person owns less than 5% of the outstanding shares of common stock).

                  "Financial Statements" has the meaning set forth in Section 3(h) below.

                  "GAAP" means United States generally accepted accounting principles as in effect from time to time.

                  "Go" has the meaning set forth in the preface above.

                  "Go's Financial Statements" has the meaning set forth in
         Section 4(h).

                  "Go Shares" means the common stock, $.001 par value of Go.

                  "Indemnified Party" has the meaning set forth in Section 9(d)(i) below.

                  "Indemnifying Party" has the meaning set forth in Section 9(d)(i) below.

                  "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all re-issuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, services marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptions, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation, (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

                  "Investigation" means any preliminary or other inquiry or any informal or formal investigation being conducted by any federal, state, or local government including any administrative agency.

                  "Knowledge" means actual knowledge after reasonable investigation.

                  "Liabilities" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes, as defined.

                  "Most Recent Balance Sheet" means the balance sheet contained within the Most Recent Financial Statements, as defined.

                  "Most Recent Financial Statements" has the meaning set forth in Section 3(h) below.

                  "Most Recent Fiscal Period End" has the meaning set forth in
         Section 3(h) below.

                  "Most Recent Fiscal Year End" has the meaning set forth in
         Section 3(h) below.

                  "Newco" has the meaning set forth in the preface above.

                  "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

                  "Parent" has the meaning set forth in the preface above and includes Omni Advantage, Inc., a Louisiana corporation.

                  "Parties" has the meaning set forth in the preface above.

                  "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "SEC" shall mean the Securities and Exchange Commission.

                  "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes, as defined, not yet due and payable or for Taxes, as defined, that the taxpayer is contesting in good faith through appropriate proceedings,
         (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

                  "Surviving Corporation" has the meaning set forth in Section 2(a) below.

                  "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

                  "Tax Return" means any return, declaration, report, claim for refund, or information or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

                  "Third Party Claim" has the meaning set forth in Section 9(d) below.

         2. Basic Transaction.

                  (a) THE AMALGAMATION. On and subject to the terms and conditions of this Agreement, Newco shall amalgamate with Go (the "Amalgamation") at the Effective Time, as defined. Go shall be the corporation surviving the Amalgamation (the "Surviving Corporation").

                  (b) THE CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Michael Harris, P.A., 712 U.S. Highway One, Suite 400, North Palm Beach, Florida, 33408, at 9:30 a.m., local time, on the ___ day of February, 1998, subject to the satisfaction or waiver of all conditions to the obligation of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions, the respective Parties will take at the Closing itself), or such other date as the Parties may mutually determine (the "Closing Date"). At the Closing, (i) Newco shall deliver to Go the various certificates, instruments and documents referred to in this Agreement, (ii) the Parent shall deliver to Go the various certificates, instruments and documents referred to in this Agreement including certificates representing shares of Common Stock of the Parent, (iii) Go shall deliver to Newco and the Parent the various certificates, instruments, and documents referred to in this Agreement, and (iv) Newco and Go shall file with the Director under the Business Corporations Act of Ontario the Articles of Amalgamation in the form attached hereto as Exhibit A (the "Articles of Amalgamation").

                  (c) EFFECT OF AMALGAMATION.

                           (i) GENERAL. The Amalgamation shall become effective
                  at the time (the "Effective Time") that Go and Newco file the Articles of Amalgamation with the Director under the Business Corporations Act of Ontario. The Amalgamation shall have the effect set forth under Ontario law. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any documents) in the name and on behalf of either the Surviving Corporation or Newco in order to carry out and effectuate the transactions contemplated by the Agreement.

                           (ii) DIRECTORS AND OFFICERS. The directors and
                  officers of the Surviving Corporation at and as of the Effective Time shall be as disclosed on Schedule 2(c)(iii) hereof.

                           (iii) CONVERSION OF GO SHARES. At and as of the
                  Effective Time, each Go Share shall be converted into the right to receive one share of Common Stock for each Go Share or an aggregate of 5,906,175 shares of Common Stock (the "Amalgamation Consideration"). At or after the Closing, the Parent shall deliver to the former Go shareholders the shares of Common Stock of the Parent to which they are entitled at such time or times as the former Go shareholders deliver their certificates for Go Shares to the Parent duly endorsed with signature guarantees or other such guarantees that may be required by the Parent's transfer agent.

                           (iv) RESTRICTIONS ON THE PARENT'S COMMON STOCK. The
                  Common Stock of the Parent comprising the Amalgamation Consideration is being issued to Go shareholders who are not U.S. Persons as defined by Regulation S under the Securities Act and to a limited number of U.S. Persons in reliance upon exemption from registration pursuant to Section 4(2) of the Securities Act and Rule 506 thereunder. In order to obtain their shares of the Parent's Common Stock, such persons or their duly authorized agents or attorneys will be required to sign such customary documentation as the Parent's counsel deems reasonably necessary in order to ensure that the offers and sales are exempt from registration under the Securities Act pursuant to Regulation S or Section 4(2) and Rule 506. The names, addresses and number of shares of the Parent to be issued to Go shareholders is reflected on Schedule 2(c)(iv).

         3. Representations and Warranties of the Parent. The Parent represents and warrants to Go and its shareholders that the statements contained in this
Section 3 are correct and complete as of the date of this Agreement and shall be correct and complete as of the Closing Date.

                  (a) ORGANIZATION OF THE PARENT. The Parent is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. The Parent is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required except where the failure to so qualify would not have a material adverse effect upon the Parent. The Parent has full corporate power and authority to carry on the business in which it is engaged in and to own and use the properties owned and used by it. Schedule 3(a) lists the directors and officers of the Parent. The Parent has delivered to Go correct and complete copies of the charter and bylaws of the Parent. The minute books (containing the records and meetings of the shareholders, the board of directors, and any committees of the board of directors), the stock certificate books and the stock record books of the Parent are correct and complete. The Parent is not in default under or in violation of any material provision of its charter or bylaws.

                  (b) AUTHORIZATION OF TRANSACTION. The Parent has the full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Subject to execution, delivery and authorization of the other Parties, this Agreement constitutes the valid and legally binding obligation of the Parent, enforceable in accordance with its terms and conditions. The Parent need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                  (c) CAPITALIZATION.

                           (i) The authorized capital stock of the Parent
                  consists of 20,000,000 shares of Common Stock, $.001 par value of which 2,250,000 shares are outstanding. All of the issued and outstanding shares are validly issued and are fully paid, non-assessable and free of preemptive rights.

                           (ii) There are (A) no outstanding subscriptions,
                  options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Parent or obligating Parent to grant, extend or enter into any agreement or commitment, and (B) no voting trusts, proxies or other agreements or understandings to which the Parent is a party or is bound with respect to the voting of any shares of capital stock of the Parent. The Common Stock of the Parent issued to the Go shareholders will be as of the Closing duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights and liens or Security Interests.

                  (d) SUBSIDIARIES. Except as disclosed on Schedule 3(d), the Parent has no Subsidiaries and does not own any interest in any corporation, partnership, joint venture, limited liability company, association, trust or entity.

                  (e) NON-CONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Parent is subject or, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which the Parent is a party or by which it is bound or to which any of its assets is subject.

                  (f) BROKERS' FEES. The Parent has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Go could become liable or obligated.

                  (g) TITLE TO ASSETS. The Parent has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, shown on the Most Recent Balance Sheet or acquired after the date thereof and, except as shown on Schedule 3(g), are free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet. Schedule 3(g) also includes a list of all assets owned and leased by the Parent with the designation as which assets are leased.

                  (h) FINANCIAL STATEMENTS. Attached hereto as Exhibit B are the following financial statements of the Parent (collectively the "Financial Statements"): audited balance sheets and statements of income, changes in shareholders' equity, and cash flow as of and for the period ended September 30, 1997 (the "Most Recent Fiscal Period End"). The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis through the periods covered thereby, present fairly the financial condition of the Parent as of such dates and the results of operations of the Parent for such periods, are materially correct and complete, and are consistent with the books and records of the Parent (which books and records are materially correct and complete).

                  (i) EVENTS SUBSEQUENT TO MOST RECENT FISCAL PERIOD END. Since the Most Recent Fiscal Period End, there has not been any material adverse change in the business, financial condition, operations, results of operations or future prospects of the Parent. Without limiting the generality of the foregoing, except as provided to the contrary in this Agreement since that date:

                           (i) the Parent has not sold, leased, transferred, or
                  assigned any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

                           (ii) except as otherwise disclosed in this Agreement,
                  the Parent has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses);

                           (iii) except as listed elsewhere herein, no party
                  (including Target) has accelerated, terminated, modified, or canceled any agreement, contract, lease or license (or series of related agreements, contracts, leases, and licenses) to which the Parent is a party or by which it is bound;

                           (iv) the Parent has not imposed any Security Interest
                  upon any of its assets, tangible or intangible, except as listed elsewhere herein;

                           (v) except as listed elsewhere herein, the Parent has
                  not made any capital expenditure (or series of related capital expenditures);

                           (vi) the Parent has not made any capital investment
                  in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions);

                           (vii) the Parent has not issued any note, debenture,
                  bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

                           (viii) the Parent has not delayed or postponed the
                  payment of accounts payable and other Liabilities;

                           (ix) the Parent has not canceled, compromised,
                  waived, or released any right or claim (or series of related rights and claims);

                           (x) the Parent has not granted any license or
                  sub-license of any rights under or with respect to any Intellectual Property;

                           (xi) there has been no change made or authorized in
                  the charter or bylaws of the Parent except for the change of domicile merger;

                           (xii) the Parent has not issued, sold, or otherwise
                  disposed of any shares of capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any shares of capital stock;

                           (xiii) the Parent has not declared, set aside, or
                  paid any dividend or made any distribution with respect to shares of capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any hares of capital stock;

                           (xiv) the Parent has not experienced any damage,
                  destruction, or loss (whether or not covered by insurance) to its property;

                           (xv) the Parent has not made any loan to, or entered
                  into any other transaction with, any of its employees;

                           (xvi) except as disclosed elsewhere herein, the
                  Parent has not entered into any employment contract, written or oral, or modified the terms of any existing such contract or agreement or entered into any collective bargaining agreement;

                           (xvii) the Parent has not granted any increase in the
                  base compensation of any of its directors, officers or Family Members or any employee;

                           (xviii) the Parent has not adopted, amended,
                  modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, or Family Members (or taken any such action with respect to any other Employee Benefit Plan);

                           (xix) the Parent has not made any other change in
                  employment terms for any of its directors and officers;

                           (xx) the Parent has not made or pledged to make any
                  charitable or other capital contribution;

                           (xxi) there has not been any other occurrence, event,
                  incident, action, failure to act, or transaction involving the Parent;

                           (xxii) the Parent has not terminated or amended any
                  insurance policies nor has any insurance company done so with regard to a policy paid for by the Parent; and

                           (xxiii) the Parent is not committed to any of the
                  foregoing.

                  (j) UNDISCLOSED LIABILITIES. The Parent does not have any Liabilities (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability).

                  (k) RELATED PARTY TRANSACTIONS. Since October 1, 1997, the Parent has not entered into any transactions or engaged in any business with any director or officer of the Parent or any Family Member.

                  (l) LEGAL COMPLIANCE. The Parent, its directors, officers and Affiliates have complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply. Nor has the Parent, its directors, officers and Affiliates received any oral or written notice from any other Person regarding any of the foregoing.

                  (m) LITIGATION. Except as disclosed on Schedule 3(m), the Parent is not (i) subject to any outstanding injunction, judgment, order, decree, ruling, or charge, and (ii) to the Knowledge of any of the officers and directors of the Parent is not a party to any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, provincial, local or foreign jurisdiction or before any arbitrator, nor has any threat been made concerning the filing of any of the foregoing.

                  (n) TAX MATTERS.

                           (i) Except as disclosed on Schedule (n)(i), the
                  Parent has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Parent (whether or not shown on any Tax Return) have been paid. the Parent currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Parent does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Parent that arose in connection with any failure (or alleged failure) to pay any Tax.

                           (ii) the Parent has withheld and paid all Taxes
                  required to have been withheld and, except as may not yet be required in the Ordinary Course of Business, has paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

                           (iii) Neither the Parent or any director, officer (or
                  employee responsible for Tax matters) of Parent expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of Parent either (A) claimed or raised by any authority in writing, or (B) as to which the directors and officers (and employees responsible for Tax matters) of the Parent has Knowledge based upon personal contact with any agent of such authority. Schedule 3(m)(iii) lists all federal, state, local, and foreign income Tax Returns filed with respect the Parent for taxable periods ended on or after December 31, 1994, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Parent has delivered to Go correct and complete copies of all federal, state and local income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Parent since December 31, 1994.

                           (iv) The Parent has not waived any statute of
                  limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

                           (v) The Parent has not made any payments, is not
                  obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code
                  Section 280G. the Parent has not been a United States real property holding corporation within the meaning of Code
                  Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). the Parent has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. the Parent is not a party to any Tax allocation or sharing agreement. the Parent (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return, or (B) has no Liability for the Taxes of any Person (other than the Parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

                           (vi) Schedule 3(n)(vi) sets forth as of the most
                  recent practicable date the basis of the Parent in its assets.

                  (o) REAL PROPERTY. The Parent does not own or lease any direct or indirect interest in real property;

                  (p) INTELLECTUAL PROPERTY. The Parent does not own any Intellectual Property.

                  (q) TANGIBLE ASSETS. The Parent does not own or lease any buildings, machinery, equipment, or other tangible assets necessary for the conduct of its business as presently conducted and as presently proposed to be conducted.

                  (r) CONTRACTS. Except as listed on Schedule 3(r), the Parent is not a party to any oral or written contracts or agreements.

                  (s) POWERS OF ATTORNEY. There are no outstanding powers of attorney executed on behalf of the Parent.

                  (t) EMPLOYEES. To the Knowledge of the Parent and its directors and officers, the Parent has never had any employees.

                  (u) SHAREHOLDER APPROVAL. The shareholders of the Parent do not have to approve the Amalgamation. As the shareholder of Newco, the Parent has authorized Newco to enter into the Amalgamation with Go. The Parent shall not revoke its vote or consent in favor of the Amalgamation.

                  (v) CORPORATE SHELL. The Parent is a corporate shell, has no assets or liabilities and has never engaged in any business.

                  (w) DISCLOSURE. The representations and warranties contained in this Section 3 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 3 not misleading.

         4. Representations and Warranties of Go. Go represents and warrants to the Parent that the statements contained in this Section 4 are to its Knowledge correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date.

                  (a) ORGANIZATION OF GO. Go is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Go is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required except where the failure to so qualify would not have a material adverse effect upon Go.

                  (b) AUTHORIZATION OF TRANSACTION. Go has the full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Subject to execution, delivery and authorization of the other Parties hereto, this Agreement constitutes the valid and legally binding obligation of Go.

                  (c) SHAREHOLDER APPROVAL. The shareholders of Go have approved the Amalgamation by the required vote necessary under the laws of the province of Ontario.

                  (d) NO OTHER REPRESENTATIONS. Go shall not be deemed to have made to the Parent any representation or warranty other than as is expressly made in Sections 4(a) through (c).

         5. Representations and Warranties Concerning Newco. The Parent represents and warrants to Go that the Parent has caused Newco to be organized shortly prior to the date of this Agreement and that Newco has no assets and has not engaged in any business transaction or incurred any liabilities except for organizational costs. The Parent has caused Newco to issue 100 shares of its common stock to the Parent in exchange for 5,906,175 shares of Common Stock of the Parent. The Parent has not caused Newco to issue any additional securities.

         6. Conditions to Obligation to Close.

                  (a) CONDITIONS TO OBLIGATION OF GO. The obligation of Go to consummate the transactions to be performed by each in connection with the Closing is subject to satisfaction of the following conditions:

                           (i) the representations and warranties set forth in
                  Section 3 above shall be true and correct in all material respects at and as of the Closing Date;

                           (ii) no action, suit, or proceeding shall be pending
                  or threatened before any court or quasi-judicial or administrative agency of any federal, state, provincial, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) affect adversely the right of Go shareholders to own the Parent's Common Stock and to control the Parent, or (D) affect adversely the right of Go to own its assets and to operate its business (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

                           (iii) The Parent shall have delivered to Go a
                  certificate to the effect that each of the conditions specified above in Section 6(a)(i)-(ii) is satisfied in all respects;

                           (iv) Go shall have received from counsel to the
                  Parent an opinion in form and substance as set forth in Exhibit D attached hereto, addressed to Go, and dated as of the Closing Date;

                           (v) the Parent shall have reincorporated under the
                  laws of the State of Delaware under the name Go Call, Inc. or such other name as shall have been requested by Go;

                           (vi) the Parent shall have received all necessary
                  consents and approval to commence trading on the NASD OTC Bulletin Board; and

                           (vii) William Cooper, Esq. certifies in writing that
                  his firm's fees and expenses for services rendered to the Parent or Newco are not the legal responsibility of such corporations.

         Go may waive any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.

                  (b) CONDITIONS TO OBLIGATION OF THE PARENT AND NEWCO. The obligation of the Parent and Newco to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

                           (i) the representations and warranties set forth in
                  Section 4 above shall be true and correct in all material respects at and as of the Closing Date, and

                           (ii) no action, suit, or proceeding shall be pending
                  or threatened before any court or quasi-judicial or administrative agency of any federal, state, provincial, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

                  (c) CHANGE OF OFFICERS AND DIRECTORS OF THE PARENT. At the Closing, the present officers and directors of the Parent shall have resigned and appointed Michael Ruge and such other persons he may designate to the board of directors of the Parent and appointed Michael Ruge as the president treasurer and secretary of the Parent.

         7. Remedies For Breaches of This Agreement.

                  (a) SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing hereunder and continue in full force and effect for a period of two years (subject to any applicable statutes of limitations).

                  (b) INDEMNIFICATION PROVISIONS FOR BENEFIT OF GO.

                           (i) In the event the Parent breaches (or in the event
                  any third party alleges facts that, if true, would mean the Parent has breached) any of its representations, warranties, and covenants contained herein and provided that Go make a written claim for indemnification against and Parent pursuant to Section 7(d)(i) below, then the Parent agrees to indemnify Go from and against the entirety of any Adverse Consequences Go may suffer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

                           (ii) the Parent agrees to indemnify Go from and
                  against the entirety of any Adverse Consequences Go may suffer resulting from, arising out of, relating to, in the nature of, or caused by any claim for Taxes due as the result of the operation of the Parent's business through the date of the Amalgamation.

                  (c) INDEMNIFICATION PROVISIONS FOR BENEFIT OF THE PARENT. In the event that Go breaches (or in the event any third party alleges facts that, if true, would mean that Go has breached) any of its representations, warranties, and covenants contained herein, and provided that the Parent makes a claim for indemnification against Go pursuant to Section 7(d)(i) below, then Go agrees to indemnify the Parent from and against the entirety of any Adverse Consequences the Parent may suffer through and after the date of the claim for indemnification caused proximately by the breach (or the alleged breach).

                  (d) MATTERS INVOLVING THIRD PARTIES.

                           (i) If any third party shall notify any Party (the
                  "Indemnified Party") with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against any other Party (the "Indemnifying Party") under this Section 7, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnified Party thereby is prejudiced.

                           (ii) Any Indemnifying Party shall have the right to
                  defend the Indemnified Party against the Third Party Claim with counsel of its choice satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing within 10 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party shall indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer as provided in
                  Section 7(b)(i) or Section 7(c)(ii) above, as may be applicable, (B) the Indemnifying Party provides the Indemnified Party with evidence acceptable to the Indemnified Party that the Indemnifying Party shall have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (C) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (D) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (E) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

                           (iii) So long as the Indemnifying Party is conducting
                  the defense of the Third Party Claim in accordance with
                  Section 7(d)(i) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (C) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

                           (iv) In the event any of the conditions in Section
                  7(d)(ii) above is or becomes unsatisfied, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Parties need not consult with, or obtain any consent from, any Indemnifying Parties in connection therewith), (B) the Indemnifying Parties shall reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses), and (C) the Indemnifying Parties shall remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 7.

                  (e) DETERMINATION OF ADVERSE CONSEQUENCES. The Parties shall take into account the time cost of money (using the CitiBank N.A. publicly announced prime rate as the discount rate) in determining Adverse Consequences for purposes of this Section 7.

                  (f) OTHER INDEMNIFICATION PROVISIONS. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable, or common law remedy any Party may have for breach of representation, warranty, or covenant.

                  (g) LIMITATION ON INDEMNIFICATION. All of the indemnification provisions set forth in this Section 7 including the contractual provisions and the other remedies provided for in Section 7(f) above are subject to the limitation that neither Go on one hand nor the Parent on the other hand shall have any obligation to indemnify the other Parties unless and until the other Parties have suffered Adverse Consequences from any individual breaches in the amount of $10,000 or more or an aggregate of $25,000 or more. Provided, however, none of the Parties shall have any Liability for any Adverse Consequences less than an aggregate of $50,000 arising from or relating to any matter the facts of which such Parties did not know and could not have in the exercise of reasonable diligence known. After any of the foregoing aggregate thresholds are reached, the Indemnifying Party shall be obligated to indemnify the Indemnified Party from and against all such Adverse Consequences relating back to the first dollar.

         8. Miscellaneous.

                  (a) PRESS RELEASES AND PUBLIC ANNOUNCEMENTS. No Party shall issue any press release, make any public announcement or otherwise disclose any information relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Parties. The Parties may also make disclosure to attorneys, accountants and financial advisors acting on their respective behalf.

                  (b) NO THIRD-PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns and upon the Go shareholders.

                  (c) EXPENSES. Each of the Parties to this transaction shall bear his or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby except to the extent this Agreement provides otherwise. The Parent's legal fees and costs shall be paid by a third party.

                  (d) CONSTRUCTION. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, provincial, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

                  (e) SPECIFIC PERFORMANCE. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled, without the necessity of pleading or proving irreparable harm or lack of an adequate remedy at law, to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which they may be entitled, at law or in equity.

                  (f) SEVERABILITY. In the event any parts of this Agreement are found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

                  (g) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

                  (h) BENEFIT. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their legal representatives, successors and assigns and to the benefit of the Go shareholders.

                  (i) NOTICES AND ADDRESSES. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by Federal Express or similar receipted delivery, by facsimile delivery or, if mailed, postage prepaid, by certified mail, return receipt requested, as follows:

         Go:                                     Mr. Michael Ruge
                                                 Go Phone, Inc.
                                                 15 Queen Street
                                                 Cambridge, Ontario N3C2A7
                                                 Facsimile:  (519) 651-0457

         with a copy to:                         Michael D. Harris, Esquire
                                                 Michael Harris, P.A.
                                                 712 U.S. Highway One
                                                 Suite 400
                                                 North Palm Beach, FL  33408
                                                 Facsimile:  (561) 845-0108

         Parent:                                 Hershey Moss, President
                                                 Omni Advantage, Inc.
                                                 759 Cedar Field Court
                                                 Town & Country, MO  63017
                                                 Facsimile:  (314) 991-1226

         with a copy to:                         William Cooper, Esq.
                                                 Nangle, Cooper, Niemann &
                                                 Bitting, L.L.C.
                                                 1500 Chromalloy Plaza
                                                 120 S. Central
                                                 St. Louis, MO  63105
                                                 Facsimile:  (314) 863-1335

         or to such other address as any of them, by notice to the other may designate from time to time. The transmission confirmation receipt from the sender's facsimile machine shall be conclusive evidence of successful facsimile delivery. Time shall be counted to, or from, as the case may be, the delivery in person or by mailing.

                  (j) ATTORNEY'S FEES. In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding is commenced to enforce the provisions of this Agreement, the prevailing Parties shall be entitled to an award by the court or arbitrator, as appropriate, of reasonable attorney's fees, costs and expenses.

                  (k) ORAL EVIDENCE. This Agreement constitutes the entire Agreement between the Parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

                  (l) GOVERNING LAW. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided herein or performance shall be governed or interpreted according to the internal laws of the State of Delaware without regard to choice of law considerations.

                  (m) SECTION OR PARAGRAPH HEADINGS. Section headings herein have been inserted for reference only and shall not be deemed to limit or otherwise affect, in any matter, or be deemed to interpret in whole or in part any of the terms or provisions of this Agreement.

         IN WITNESS WHEREOF, the Parties hereto have set their hand and seals as of the date first above written.

WITNESSES:                                      GO PHONE, INC.


_______________
                                                By: /S/  Michael Ruge,
                                                    ----------------------------
_______________                                     Michael Ruge, President


                                                OMNI ADVANTAGE CANADA LIMITED

_______________
                                                By: /S/ HERSHEY MOSS,
                                                    ----------------------------
_______________                                     Hershey Moss, President


                                                GO CALL, INC.

_______________
                                                By: /S/ HERSHEY MOSS,
                                                    ----------------------------
_______________                                     Director